EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

		For The Years Ended
	Three Months
	Ended
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2004	2003	2002	2001	2000
Net income	67,456	232,564	176,504	120,016	58,662	29,165
Add: interest expense and amortization of premiums, discounts and capitalized expense related to indebtedness	224,892	635,794	355,662	244,038	199,829	253,343
Earnings as adjusted	292,348	868,358	532,166	364,054	258,491	282,508
Fixed charges (interest expense and amortization of premiums, discounts and capitalized expense related to indebtedness)	224,892	635,794	355,662	244,038	199,829	253,343
Ratio of earnings to fixed charges	1.30X	1.37X	1.50X	1.49X	1.29X	1.12X
Preferred stock dividend	100	—	3,340	6,679	6,679	6,679
Ratio of earnings to fixed charges and preferred stock dividends	1.30X	1.37X	1.48X	1.45X	1.25X	1.09X